Exhibit 99.2

Foreløbig modregnet balance for Orphazyme A/S under rekonstruktion pr. 11. marts 2022/Interim set-off balance of Orphazyme A/S in reconstruction 11 March 2022

Beløb i tusind DKK / Thousand DKK

		Rekonstruktion/reconstruction						Konkurs/bankruptcy
		Bogført værdi/ booked value	Reguler-inger/ adjust-ments	Vurdering/ Valuation	Virksom-heds pant /Pledge floating charge	Netto-aktiver/ net assets	Note	Vur-dering/ Valuation	Virksom-heds pant /Pledge floating charge	Netto-aktiver/ net assets

Udviklingsprojekt/developement project - Arimoclomol for NPC		0	75.000	75.000	-15.916	59.084	1	0		0
Licenser, rettigheder/Licenses, rights		1.603	-1.603	0		0	2	0		0
Udskudte skatteaktiver/Deferred tax assets		0	0	0		0	3	0		0
Depositum/Deposits		605	-303	303		303	4	0		0
Software/Software		450	0	450	-450	0	5	0
Andre anlæg og maskiner/Property plant & equipments		2.046	-1.046	1.000	-1.000	0	6	100	-100	0
Right of use assets - leasing aktiver		3.493	-2.743	750		750	7	750		750
Investering i datterselskaber/Investment in subsidiaries		2.735	-2.735	0		0	8	0		0
Tilgodehavende i tilknyttede virksomheder/Intercompany receivables		9.982	-9.982	0		0	9	0		0
Tilgodehavende skattekreditordning/ Tax receivable R&D		8.250	2.750	11.000		11.000	10	5.500		5.500
Forudbetalte omkostninger/Prepaid expenses		7.374	-2.429	4.945		4.945	11	0		0
Tilgodehavende moms/VAT receivable		3.970		3.970		3.970	12	3.970		3.970
Tilgodehavender fra salg/Trade receivables		15.111	1.637	16.748	-16.748	0	13	16.748	-16.748	0
Likvide beholdninger/Cash		36.819	291	37.110		37.110	14	37.110		37.110

Ubehæftede aktiver/Assets		92.438	58.838	151.276	-34.114	117.162		64.178	-16.848	47.330

Anslåede omkostninger der har forrang/Estimated costs ranking prior to other costs:
Boomkostninger/Cost under bankruptcy	KL §93									-7.500
Rekonstruktionsomkostninger/Costs of reconstruction	KL §94					-5.000				-5.000
Anslået driftsunderskud i rekonstruktionen/Estimated covered losses in reconstruction	KL §94					-35.000				-18.625
						77.162				16.205

Anslåede opsigelseomkostninger/Estimated payroll termination co	KL §95					-8.514				-17.000
Anslåede lønmodtager pr. 11. marts 2022 feriepenge og skyldig løn/estimated Employee at 11 Mar., holiday pay and accrued pay	KL §95		-6.800			-6.800				-6.800

Anslåede nettoaktiver til usikrede kreditorer/Estimated net assets to unsecured creditors						61.848				-7.595

Anslåede akkordkreditorer (simple krav)/Estimated creditors in composition (ordinary claims)		122.326	-5.980	116.346	-34.114	82.232				99.498

Foreløbig beregnet dividende/Calculated interim dividend						75%				0%

Akkordkreditorer/Creditors in composition:
Leasingforpligtelser /Lease liabilities		4.201	-3.493	708		708				708
French EAP program nATU - refund liability 50%		43.756		43.756		43.756				43.756
Kreos loan - Virksomhedspant/Pledge floating charge 9m Euro		28.938	5.176	34.114	-34.114	0			-16.848	17.266
Leverandørgæld/Trade payables		23.073	-863	22.210		22.210				22.210
Skyldige omkostninger/accruals		3.659		3.659		3.659				3.659
Anden gæld/other liabilities		3.658		3.658		3.658				3.658
Intercompany payable Orphazyme GmbH (CH)		5.697		5.697		5.697				5.697
Lønmodtager poster, A-skat/Employee liabilities, payroll taxes		9.344	-6.800	2.544		2.544				2.544

		122.326	-5.980	116.346	-34.114	82.232		0	-16.848	99.498

Equity reconciliation/Afstemning egenkapital		29.888				-20.385				-107.093